United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	Mamma.com Inc. Form 20-F for the fiscal year ended December 31, 2004 File No. 000-17164

Dear Mr. Spirgel:

        We are submitting this letter in response to your letter dated September 6, 2005 to Daniel Bertrand, Executive Vice President and Chief Financial Officer of Mamma.com Inc. (“Company”). For your convenience the Staff’s comments are in italics followed by our responses.

Mamma.com Inc

Form 20-F for Fiscal Year Ended December 31, 2004

File No. 000-17164

Income taxes (recovery), page 45

1.

Your income taxes (recovery) discussion for 2003 and 2002 includes only your media solutions segment. We note that beginning in 2004, you operate in only one business segment. Please revise your discussion to reflect your current operating structure.

Response

Going forward, the Company will modify its discussion as per your request. Please find below the revised discussion:

The provision for current and future income taxes is $554,680 in 2004 as compared to a recovery of income taxes of $77,636 in 2003 and $273,782 in 2002.

The provision for income taxes is due to the utilization of non-capital losses for which future income taxes have been previously recorded.

In 2003, the Company recorded a net future recovery of income taxes of $77,636 which included a standard tax provision on earnings of $460,456 (representing earnings for 2003 of $1,466,909 at a current taxable rate of 31.4%) and a tax recovery of $538,092 which represented the total outstanding amount of prior year losses that one of its subsidiaries expects to use in the future. In 2003, after two consecutive years of profitability from the wholly owned subsidiary and profitability expectations forecasted for 2004, management determined that it was more likely than not that the future tax assets would be realized.

In 2002, the Company recorded a future recovery of income taxes of $271,464, which represented the tax value of prior year losses that one wholly owned subsidiary expected to realize in the next twelve months based on the 2003 budget. These losses were finally absorbed against the tax provision of 2003 mentioned in the previous paragraph. It is appropriate under Canadian and US GAAP to record this asset if the more likely than not criteria is met. Management determined that it was more likely than not that the future tax assets would be realized.

Risks and uncertainties, page 48

2.	Refer to your discussion of the class action lawsuit filed against you. Revise your disclosure to provide a range of potential liability.

Response

The Amended Consolidated Complaint in the purported class action seeks compensatory damages, fees (including attorneys fees) and other relief deemed appropriate by the court. No amount of damages is specified and, given the nature of the action, the Company is unable to state that any particular amount of damages is reasonably likely. Therefore, the Company proposes to add the following disclosure after the second sentence of the paragraph in future filings: “The complaint in this action seeks compensatory damages in an unspecified amount, fees (including attorneys fees) and other damages deemed appropriate by the court.”

Period-to-Period Comparisons, page 58

3.	Refer to your quarterly financial highlights for 2003 which are labelled as “restated”. Please clarify for readers what restatement you are referring to here.

Response

Selected Annual Information

We note that the nature of this restatement was described in prior filings including our 2003 Form 20-F. Therefore going forward we will not refer to any of these Quarterly Highlights as restated.

28 United States generally accepted accounting principles, page 133

4.

We note that you adopted the fair value method of accounting for stock based compensation for both U.S. and Canadian GAAP during 4th quarter of 2003, retroactive to 1/1/03. Based on your disclosures on page 136, you had used the intrinsic value method under U.S. GAAP prior to 2003. It is unclear however, how you accounted for stock based compensation under Canadian GAAP prior to 2003. Your reconciling item on page 134 appears to show a favorable adjustment in 2002 reconciling from Canadian to U.S. GAAP treatment of stock-based compensation. Please clarify what accounting method you used for stock-based compensation under Canadian GAAP prior to 2003.

Response

Under Canadian GAAP, no compensation cost was recognized for stock-based compensation prior to 2003 as mentioned in 2004 20-F in note 28 a) on page 136. The method used is often referred to as the settlement method.

5.	Refer to your reconciliation table on page 134. It appears that reconciling items are presented net of taxes. Revise your reconciliation to reflect gross presentation of all reconciling items.

Response

Please note that there are no adjustments between Canadian GAAP and US GAAP for the years 2004 and 2003 for the Company’s reported net earnings (loss) and net earnings (loss) per share. In 2002, as presented in note 28 of our 2004 20-F, as per US GAAP, a total of additional expenses in an amount of $937,896 was identified. These additional expenses were related to Mamma.com Inc., the parent Company. As indicated in the last paragraph of our response to comment #1 herein, we determined that it was more likely than not that the future tax assets would be realized for its wholly owned subsidiary only. Therefore, no future tax assets were recorded in 2002 for Mamma.com Inc., and, consequently, additional expenses of $937,896 did not have tax consequences. Our presentation conformed with US presentation requirements.

6.

Refer to your discussion of non-refundable tax credits on page 137. Please revise to present the tax credits in the table on page 134 as reduction of your provision for income taxes, as an adjustment for determining earnings (loss) from continuing operations in accordance with U.S. GAAP.

Response

This presentation and reduction in provision for income taxes, and the resulting earnings (loss) from continuing operations before income taxes were reflected in the 2004 20-F in note 28 e) on page 137. There would be no change in earnings (loss) from continuing operations and net earning (loss) under U.S. GAAP.

7.

Refer to your discussion of property, plant and equipment on pages 107 and 128 where you show that amounts are recorded at cost less applicable tax credits. Tell us how you determined this was permitted under U.S. GAAP or provide appropriate discussion and reconciliation to U.S. GAAP.

Response

In relation to page 107, there were no tax credits deducted from the cost of property, plant and equipment in 2004, 2003 and 2002 and thus no reconciliation. In relation to page 128, non-refundable tax credits are reconciled to U.S. GAAP in Note 28e) of the 2004 20-F.

29 Subsequent events, page 137

8.

We note it is your intention, under Canadian GAAP, to reverse in 2005 stock based compensation expense recognized in 2004. Please explain to us how you will account for the cancellation of stock options in 2005 for U.S. GAAP reporting purposes. Tell us if you intend to reverse previously recognized compensation expense for U.S. GAAP reporting purposes and, if so, justify this accounting to us. You should refer us in your response to any US accounting literature that supports your accounting.

Response

As described in note 29a) of the 2004 Form 20-F, on November 2, 2004, the Company granted to officers and directors 295,000 stock options at an exercise price of $7.08. The fair value of the granted options was estimated as of the date of grant using the Black-Scholes option-pricing model. These options were to vest over a 3 year period as follows: 1/3 November 2, 2005, 1/3 November 2, 2006 and 1/3 November 2, 2007. On February 7, 2005, all officers and directors waived and renounced to all rights to these options without any compensation, therefore, consequently the options were cancelled. In Q4 2004, the Company recorded an expense of $138,395 in relation to the amortization of the deferred compensation costs in relation to this grant. In Q1 2005, the $138,395 was reversed from stock-based compensation costs due to the fact that these cancelled options had not vested and no longer existed. In accounting for the cancellation in this manner, we considered the following standards.

As per FAS 123, par. 26 Recognition of Compensation Cost, “The total amount of compensation cost recognized for an award of stock-based employee compensation shall be based on the number of instruments that eventually vest. No compensation cost is recognized for awards that employees forfeit either because they fail to satisfy a service requirement for vesting, such as for a fixed award, or because the entity does not achieve a performance condition, unless the condition is a target stock price or specified amount of intrinsic value on which vesting or exercisability is conditioned. For awards with the latter condition, compensation cost shall be recognized for awards to employees who remain in service for the requisite period regardless of whether the target stock price or amount of intrinsic value is reached. 10(10) Previously recognized compensation cost shall not be reversed if a vested employee stock option expires unexercised.”

As a result of the renunciation of options, there were no instruments to vest and the requisite service could not be applied to the instruments. It was therefore proper under U.S. GAAP to reverse the amount of compensation cost. The accounting treatment according Canadian GAAP is the same.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing fully respond to your comments. Please contact us if you require any additional information.

Best Regards,

/s/  Daniel Bertrand
Daniel Bertrand
Executive Vice President and CFO